EXHIBIT 99.1

ADC Therapeutics SA

Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland

February 2, 2023

A.T. Holdings II Sàrl
Ritter House
P.O. Box 4041
Wickhams Cay II
Road Town, Tortola, BVI VG1110

This letter agreement (the “Letter Agreement”) is entered into between ADC Therapeutics SA, a société anonyme domiciled in Epalinges, Switzerland, and organized under the laws of Switzerland (the “Company”) and A.T. Holdings II Sàrl, a limited liability corporation (société à responsabilité limitée) organized under the laws of Switzerland (the “Shareholder”).

WHEREAS, the Shareholder intends to sell at least 12 million common shares, nominal value CHF 0.08 per share, of the Company (the “Auven Shares”) in an underwritten, registered direct offering led by Jefferies LLC (the “Lead Underwriter”) pursuant to an underwriting agreement to be entered into with the Lead Underwriter (the “Underwriting Agreement”) and registered with the United States Securities and Exchange Commission (the “Offering”), preceded by a wall cross of select investors;

WHEREAS, in connection with the Offering, the Shareholder desires the Company’s cooperation and support in respect of the registration, marketing and selling of the Auven Shares;

WHEREAS, the parties hereto desire to enter into this Letter Agreement to govern certain of their rights, duties and obligations in connection with the Offering; and

NOW, THEREFORE, to induce the Company to enter into this Letter Agreement and in consideration of the covenants and agreements contained herein, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Company Cooperation. Solely in connection with the Offering, the Company shall use commercially reasonable efforts to effect the registration of the Auven Shares by means of the filing of a prospectus supplement (the “Prospectus”) to the prospectus contained in the Company’s existing, effective shelf registration statement on Form F-3 ASR (File No.: 333-256807) (the “Registration Statement”). In addition, in connection with the Offering:

(a)       The Company shall (i) cause a prospectus supplement to be filed pursuant to Rule 424 under the Securities Act of 1933 (the “Securities Act”) and (ii) comply with the provisions of the Securities Act with respect to the disposition of the Auven Shares in the Offering as presented in the Prospectus by the Shareholder.

(b)       The Company shall furnish to the Shareholder and its legal counsel such number of copies of the Prospectus and all amendments and supplements thereto and such other documents as the Shareholder may reasonably request in order to facilitate the disposition of the Auven Shares; provided that the Company may provide any such copies in electronic form only.

(c)       Following the commencement of the Offering and through the closing of the Offering, as promptly as practicable after becoming aware of such event, the Company shall (i) notify the Shareholder of the happening of any event, of which the Company has knowledge, as a result of which the prospectus included in any Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) use its commercially reasonable efforts to promptly prepare a supplement or amendment to any Registration Statement to correct such untrue statement or omission, and (iii) deliver such number of copies of such supplement or amendment to the Shareholder as the Shareholder may reasonably request.

(d)       The Company shall use its commercially reasonable efforts during the Offering to prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement, and, if such an order is issued, to obtain the withdrawal of such order as promptly as reasonably practicable, and to notify each the Shareholder of the issuance of such order and the resolution thereof, in each case as promptly as reasonably practicable.

(e)       The Company shall permit legal counsel of the Shareholder to review the Prospectus a reasonable period of time prior to its filing with the U.S. Securities and Exchange Commission (the “SEC”) and not file any documents in a form to which the Shareholder’s legal counsel reasonably objects; provided that notwithstanding the foregoing, in no event shall the Company be (i) required to file any document with the SEC which in the view of the Company or its counsel contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading or (ii) prohibited from filing any document with the SEC which the Company or its counsel reasonably believes to be required by law to be so filed.

(f)       In connection with the Offering, the Company and the Shareholder shall enter into customary agreements (including an underwriting agreement in customary form) and take such all other actions as are reasonably required in order to expedite or facilitate the disposition of the Auven Shares in the Offering, including reasonable management participation in the marketing of the Offering.

Section 2. Shareholder Cooperation. In connection with the Offering:

(a)       It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Letter Agreement with respect to the Auven Shares that the Shareholder shall furnish to the Company such information regarding itself and the Auven Shares as shall be reasonably required to effect the registration of the Auven Shares and shall execute such documents in connection with such registration as the Company may reasonably request. The Company shall notify the Shareholder of the information the Company requires from the Shareholder. Any such information furnished in writing to the Company by or on behalf of the Shareholder expressly for inclusion in the Prospectus or any free writing prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(b)       The Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 1(c), the Shareholder will immediately discontinue disposition of the Auven Shares until the Shareholder’s receipt of the copies of the supplemented or amended prospectus.

(c)       Prior to any wall cross or confidential marketing in connection with the Offering, the Shareholder shall, and shall cause the Lead Underwriter, to take commercially reasonable efforts to consult with the Company as to the identity of any proposed investors to participate in the Offering. The Shareholder agrees and acknowledges that no potential investors in the Offering may be contacted for the purpose of participating in the Offering by the Shareholder, or its agents, including the Lead Underwriter, without the Company and the Shareholder agreeing on a list of investors and only such investors shall be contacted. The Company shall have the right to indicate those investors who are new or unknown to the Company with which the Company will need a meeting ahead of the Shareholder determining whether such investors will receive an allocation; provided that the Company shall not be entitled to an in-person meeting if any such new or unknown investor is available for a meeting by telephone, internet, video, Zoom or any other means of technological communication, which such other means of technological communication shall, in addition to an in-person meeting, constitute a “meeting” for purposes of this Section 2(c). If after any such meeting, the Company does not approve of such investor(s) (such approval not to be unreasonably withheld), the Shareholder agrees that each such investor(s) shall not receive an allocation of Auven Shares when the Shareholder, in consultation with the Lead Underwriter, determines a final allocation list. Subject to the foregoing sentence, the Company agrees and acknowledges that the Shareholder will determine the final allocation of Auven Shares in consultation with the Lead Underwriter and that no persons other the Lead Underwriter and the Shareholder will be authorized to speak with investors about allocations. The Company shall have the right to make recommendations with respect to any such allocations.

Section 3. Lock-up Agreement. (i) The Shareholder hereby agrees that, without the prior written consent of the Company, it will not, and will not publicly disclose an intention to, during the period commencing on the date hereof and ending 365 days after the date of the final prospectus related to the Offering (the “Restricted Period”) (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares, nominal value CHF 0.08 per share (the “Common Shares”) beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the Shareholder or any other securities so owned convertible into or exercisable or exchangeable for Common Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a)	transfers or dispositions of Common Shares or any security convertible into Common Shares to another corporation, member, partnership, limited liability company, trust or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the Shareholder or to an investment fund or other entity that controls or manages, or is under common control with, the Shareholder;

(b)	transfers or distributions of Common Shares or other securities to partners, members, stockholders, beneficiaries or other equity holders of the Shareholder or any equity holders of any subsidiary of the Shareholder (other than the Shareholder or any affiliate of the Shareholder);

(c)	sales of Common Shares to the Lead Underwriter (or any other underwriters in the Offering) pursuant to the terms of the Underwriting Agreement;

provided that in the case of any transfer, disposition or distribution (i) pursuant to clause (a), each transferee shall sign and deliver a lock-up letter substantially in the form of this Section 3, (ii) pursuant to clause (b), each transferee or distributee shall sign and deliver a lock-up letter substantially in the form attached as Exhibit A and (iii) pursuant to clause (a), (b) or (c), no public announcement or filing under Section 16(a) or Section 13 of the Exchange Act (or its foreign equivalent), reporting a reduction in beneficial ownership of Common Shares, shall be required or shall be voluntarily made during the Restricted Period, other than any Schedule 13D, Form 4 or Form 5 that is required to be filed under the Exchange Act (or its foreign equivalent) that indicates by footnote disclosure or otherwise the nature of the transfer or disposition, including, in the case of clause (a) or (b), that each transferee or distribute has signed and delivered a lock-up letter substantially in the form of this Section 3 or attached as Exhibit A, as applicable;

(d)	transfers or dispositions of Common Shares or other securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) or (b) above, provided that any Common Shares shall be subject to the terms of this Letter Agreement;

(e)	the pledge or transfer by the Shareholder of Common Shares or any security convertible into Common Shares to, and pursuant to the Holder Loan Agreement (as defined below) entered into with, Oaktree Fund Administration LLC (“Oaktree”), as agent on behalf of the lenders thereto, governing indebtedness or commitments relating to indebtedness of the Shareholder or its affiliates (other than the Company and its subsidiaries) and of which the Company has been provided a copy, any pledge or transfer by the Shareholder or its affiliates pursuant to any agreements with Oaktree governing indebtedness or commitments relating to indebtedness entered into for the purpose of refinancing any indebtedness under the Holder Loan Agreement, and any transfer upon foreclosure pursuant to such agreements or commitments, provided that any required filing under Section 16(a) or Section 13 of the Exchange Act (or its foreign equivalent) reporting a reduction in beneficial ownership by the Shareholder or any party (pledgor or pledgee) shall indicate by footnote disclosure or otherwise (i) the nature of the transfer, and (ii) that Oaktree has entered into a 365-day lock-up agreement with the Company relating to any Common Shares or any security convertible into Common Shares beneficially owned by Oaktree, and if any filing is required to be made under Section 13 or Section

16(a) of the Exchange Act (or its foreign equivalent) during the Restricted Period, the Shareholder shall provide the Company prior written notice informing it of such report;

(f)	transfers or dispositions of Common Shares or any security convertible into Common Shares pursuant to a bona fide tender offer for the Company’s capital shares, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a Change of Control (as defined below) of the Company (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the Shareholder may agree to transfer, sell, tender or otherwise dispose of Common Shares or any security convertible into Common Shares in connection with such transaction) that has been approved by the board of directors of the Company; provided that, in the event that such Change of Control transaction is not consummated, this clause (f) shall not be applicable and the Shareholder’s shares and other securities shall remain subject to the restrictions contained in this Letter Agreement.

For purposes of this Letter Agreement, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transactions or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to the Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold greater than 50% of the outstanding voting securities of the Company (or the surviving entity), provided that, for the avoidance of doubt, the Offering shall not constitute a Change of Control.

(ii) Other than as permitted above, the Shareholder agrees that, without the prior written consent of the Company, it will not, during the Restricted Period, exercise any right with respect to the registration with the Securities and Exchange Commission (or its foreign equivalent) of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The Shareholder also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Shareholder’s Common Shares except in compliance with the foregoing restrictions.

(iii) The Shareholder acknowledges and agrees that the Company has not provided any recommendation or investment advice nor has the Company solicited any action from the Shareholder with respect to the Offering and the Shareholder has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.

(iv) If, during the Restricted Period, the Company launches and closes a bona fide underwritten equity primary financing of at least $50,000,000 in net proceeds (after deducting underwriter commissions but before offering expenses), the Shareholder agrees to enter into a customary 90-day lockup with the underwriters of such offering.

Section 4. Expenses. The Shareholder shall pay all of the reasonable fees and expenses, including underwriting discounts and commissions or other charges of any broker-dealer acting on behalf of the Shareholder. The Shareholder agrees to reimburse the Company for expenses incurred before or after the date of this Letter Agreement related to requests from the Shareholder and review processes at the Company and the registration, marketing or selling of the Auven Shares through the closing of the Offering, including (i) reasonable fees and disbursements of counsels for the Company, (ii) customary transaction fees and expenses (SEC registration, auditor comfort letters, FINRA review, financial printing, transfer agent), (iii) all other out-of-pocket and documented costs and expenses incurred by the Company or its officers in connection therewith and (iv) Swiss value-added tax that the Company may have to add to such reimbursements; provided the total amount that the Shareholder shall be obligated to reimburse the Company shall not exceed $650,000 (plus any SEC registration fees and Swiss VAT) payable at closing of the Offering. In the event that the Offering is not consummated, the total amount that the Shareholder shall be obligated to reimburse the Company shall not exceed $475,000 (plus any SEC registration fees and Swiss VAT).

Section 5. Indemnification. (a) The Company will indemnify, hold harmless and defend the Shareholder and its directors and officers (each, an “Indemnified Person”), against any joint or several losses, claims, damages, liabilities or expenses (collectively, together with actions, proceedings or inquiries by any regulatory or self-regulatory organization, whether commenced or threatened, in respect thereof, “Claims”) to which any of them may become subject insofar as such Claims arise out of or are based upon (A) any untrue statement or alleged untrue statement of a material fact in any Registration Statement, or any amendment or supplement thereto, or any filing made under state securities laws as required hereby, or the omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading; (B) any untrue statement or alleged untrue statement of a material fact contained in the prospectus, or any amendment or supplement thereto, or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading; or (C) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including any state securities law, or any rule or regulation thereunder relating to the Offering (the matters in the foregoing clauses (A) through (C) being, collectively, “Violations”). The Company shall reimburse the Indemnified Person, promptly as such expenses are incurred and are due and payable, for any reasonable and documented legal fees and other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 5 shall not apply to a Claim arising out of or based upon a Violation to the extent that such Violation occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Indemnified Person expressly for use in connection with the preparation of any such amendment or supplement to the prospectus contained in the Registration Statement, or to any amounts paid in settlement of any Claim effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive any transfer of the Auven Shares by the Shareholder.

(b)       Promptly after receipt by an Indemnified Person under this Section 5 of notice of the commencement of any action (including any governmental action), such Indemnified Person shall, if a Claim in respect thereof is to be made against the Company under this Section 5, deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and the Indemnified Person, as the case may be; provided, however, that an Indemnified Person shall have the right to retain its own counsel with the reasonable and documented fees and expenses to be paid by the Company, if, in the opinion of counsel for such Indemnified Person, the representation by such counsel of the Indemnified Person and the Company would be inappropriate due to actual or potential differing interests between such Indemnified Person and any other party represented by such counsel in such proceeding. The Company shall pay for only one separate legal counsel (in addition to one separate local counsel, if required) for the Indemnified Persons, and such legal counsel shall be selected by the Shareholder. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnified Person under this Section 5, except to the extent that the Company is actually prejudiced in its ability to defend such action, and shall not relieve the Company of any liability to the Indemnified Person otherwise than pursuant to this Section 5.

(c)       The Shareholder will indemnify, hold harmless and defend the Company and its directors, officers, employees and agents (each, a “Company Indemnified Person”), against any Claims to which any of them may become subject insofar as: (i) such Claims arise out of or are based upon any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including any state securities law, or any rule or regulation thereunder relating to the Offering, which occurs due to the inclusion by the Company in a Registration Statement or prospectus, or any amendment or supplement thereto, or any free writing prospectus relating to the Offering of false or misleading information about the Shareholder, where such information was furnished in writing to the Company by or on behalf of the Shareholder expressly for the purpose of inclusion in such Registration Statement, prospectus or free writing prospectus or (ii) such Claims are caused by, relate to or arise from any third-party claims arising primarily from a default by the Shareholder under the Holder Loan Agreement (as defined below) or any other “Financing Document” (as defined in the Holder Loan Agreement), any other exercise of rights or remedies thereunder and/or any action required by, or inaction by, the Shareholder and/or any other exercise of rights or remedies in connection with the Holder Loan Agreement (which, for the avoidance of doubt, does not impact the Company’s indemnification obligations hereunder), other than claims that were caused by or resulted from the bad faith, gross negligence, willful misconduct or fraud of the Company Indemnified Person and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the Company Indemnified Person acknowledges, that such claim was caused by or resulted from the bad faith, gross negligence, willful misconduct or fraud of the Company Indemnified Person. For purposes of this Letter Agreement, the term “Holder Loan Agreement” means that certain Credit and Security Agreement, dated as of April 27, 2020, by and among A.T. Holdings II Sàrl, a limited liability company existing under the laws of Switzerland, as the Borrower, the lenders party thereto and Oaktree Fund Administration LLC (or its affiliate), as Agent, and all amendments through the date hereof or as otherwise amended from time to time.

Notwithstanding anything herein to the contrary, the indemnity agreement contained in this Section 5 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Shareholder, which consent shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing sentence, if at any time a Company Indemnified Person shall have requested the Shareholder to reimburse the Company Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Shareholder agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such the Shareholder of the aforesaid request and (ii) the Shareholder shall not have reimbursed the Company Indemnified Person in accordance with such request prior to the date of such settlement. The Shareholder shall not, without the prior written consent of the Company Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such Company Indemnified Person, unless such settlement includes an unconditional release of such Company Indemnified Person from all liability on claims that are the subject matter of such proceeding.

(d)       Promptly after receipt by a Company Indemnified Person under this Section 5 of notice of the commencement of any action (including any governmental action), such Company Indemnified Person shall, if a Claim in respect thereof is to be made against the Shareholder under this Section 5, deliver to the Shareholder a written notice of the commencement thereof, and the Shareholder shall have the right to participate in, and, to the extent the Shareholder so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Shareholder and such Company Indemnified Person. The Shareholder shall not, without the prior written consent of the Company, consent to entry of any judgment or enter into any settlement or other compromise with respect to any Claim in respect of which indemnification or contribution may be or has been sought by any Company Indemnified Person hereunder (whether or not any such Company Indemnified Person is an actual or potential party to such action or claim) which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Company Indemnified Persons of a full release from all liability with respect to such Claim or which includes any admission as to fault or culpability on the part of any Company Indemnified Person.

Section 6. Contribution. If for any reason the indemnification provided for in Section 5(a) or Section 5(c) (as applicable) is unavailable to an Indemnified Person or Company Indemnified Person (as applicable) or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the Indemnified Person or Company Indemnified Person (as applicable) as a result of the Claim in such proportion as is appropriate to reflect the relative fault of the Indemnified Person or Company Indemnified Person (as applicable) and the indemnifying party (provided that the relative fault of any Company Indemnified Person shall be deemed to include the fault of all other Company Indemnified Persons), as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation.

Section 7. Term Sheet and Settlement Agreement. Prior to the launch of the Offering, the Shareholder shall provide a draft copy of the term sheet between the Shareholder and Oaktree in nearly final form relating to the Holder Loan Agreement (the “Term Sheet”). The Shareholder agrees to provide the fully-executed settlement agreement as soon as practicable subsequent to the closing of the Offering.

Section 8. Public Disclosures. The Shareholder shall provide the Company with a reasonable opportunity to review and comment on any press releases or other public disclosures relating to the Offering (including amendments filed by the Shareholder on Schedule 13D or 13G or other required public announcements in connection with the Offering).

Section 9. Termination. This Letter Agreement may be terminated at any time prior to the closing of the Offering by mutual written agreement of the Company and the Shareholder or by either the Company or the Shareholder if the closing of the Offering has not occurred on or before February 16, 2023 (the “Outside Date”); provided, however, that no party whose default under this Letter Agreement has caused the failure of the Closing to occur by such time shall have the right to terminate pursuant to this Section 9; provided further, that the provisions of Sections 4, 5 and 6 shall survive the termination or cancellation of this Letter Agreement.

Section 10. Binding Effect; Assignability; Benefit. This Letter Agreement is solely for the benefit of the parties to this Letter Agreement, and will not be assignable by any party without the prior written consent of each other party; provided, that the terms and provisions hereof shall inure to the benefit of the Company’s permitted successors or assigns and shall be binding upon any successor or assign of the Shareholder. At such time that the Shareholder ceases to beneficially own any Equity Securities, the Shareholder shall cease to be bound by the terms hereof.

Section 11. Waiver; Amendment. No provision of this Letter Agreement may be amended, waived or otherwise modified except by an instrument in writing executed by the Company and the Shareholder. In addition, any party may waive any provision of this Letter Agreement with respect to itself by an instrument in writing executed by the party against whom the waiver is to be effective.

Section 12. Governing Law. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of laws rules of such state.

Section 13. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Letter Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Letter Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

Section 14. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 15. Specific Enforcement. Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Letter Agreement would be inadequate and, in recognition of this fact, any party to this Letter Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

Section 16. Counterparts; Effectiveness. This Letter Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Letter Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Letter Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of a signed counterpart of this Letter Agreement by e-mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or facsimile transmission shall constitute valid and sufficient delivery thereof. The headings of the Sections of this Letter Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Letter Agreement.

Section 17. Entire Agreement. This Letter Agreement constitutes the entire agreement among the parties hereto and supersede all prior and contemporaneous agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof.

Section 18. Severability. If any term, provision, covenant or restriction of this Letter Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Letter Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Letter Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Letter Agreement by signing in the space provided below.

ADC Therapeutics SA
By:	/s/ Ameet Mallik
Name: Ameet Mallik
Title: Chief Executive Officer
a.t. holdings ii sÀRL
By:	/s/ Stephen Evans-Freke
Name: Stephen Evans-Freke
Title: Managing Director

Exhibit A

The undersigned hereby agrees that, without the prior written consent of ADC Therapeutics (the “Company”), it will not, and will not publicly disclose an intention to, during the period commencing on the date hereof and ending [●], 2024 (the “Restricted Period”)1 (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Company’s common shares, nominal value CHF 0.08 per share (the “Common Shares”) beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the Shareholder or any other securities so owned convertible into or exercisable or exchangeable for Common Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a)	transactions relating to Common Shares or any security convertible into Common Shares acquired in open market transactions after the date hereof;

(b)	transfers or dispositions of Common Shares or any security convertible into Common Shares as a bona fide gift or for bona fide estate planning purposes or to a charitable organization or educational institution;

(c)	transfers or dispositions of Common Shares or any security convertible into Common Shares to any member of the immediate family of the undersigned, affiliate thereof, or any trust or trustee or beneficiary thereof for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(d)	transfers or dispositions of Common Shares or any security convertible into Common Shares to any corporation, partnership, limited liability company or other entity or affiliate of the undersigned or the immediate family of the undersigned;

(e)	transfers or dispositions of Common Shares or any security convertible into Common Shares (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned upon the death of the undersigned, or (y) by operation of law pursuant to a domestic order or negotiated divorce settlement;

(f)	transfers or dispositions of Common Shares or any security convertible into Common Shares to another corporation, member, partnership, limited liability company, trust or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, or to an investment fund or other entity that controls or manages, or is under common control with, the undersigned, or distributions of Common Shares or other securities to partners, members, stockholders, beneficiaries or other equity holders of the undersigned;

provided that in the case of any transfer, disposition or distribution (i) pursuant to clause (b), (c), (d) or (f), each transferee, donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) pursuant to clause (b), (c), (d), (e) or (f), no public announcement or filing under Section 16(a) of the Exchange Act (or its foreign equivalent), reporting a reduction in beneficial ownership of Common Shares, shall be required or shall be voluntarily made during the Restricted Period (other than, in the case of a transfer or other disposition pursuant to clause (e) above, any Form 4 or Form 5 required to be filed under the Exchange Act (or its foreign equivalent) if the undersigned is subject to Section 16 reporting with respect to the Company under the Exchange Act (or its foreign equivalent) and indicating by footnote disclosure or otherwise the nature of the transfer or disposition);

1 The date shall be 365 days from the date of the final prospectus relating to the Offering.

(g)	transfers or dispositions of Common Shares or other securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b) through (f) above, provided that any Common Shares shall be subject to the terms of this agreement;

(h)	transfers or dispositions of Common Shares or any security convertible into Common Shares pursuant to a bona fide tender offer for the Company’s capital shares, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a Change of Control (as defined below) of the Company (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Common Shares or any security convertible into Common Shares in connection with such transaction) that has been approved by the board of directors of the Company; provided that, in the event that such Change of Control transaction is not consummated, this clause (o) shall not be applicable and the undersigned’s shares and other securities shall remain subject to the restrictions contained in this agreement.

For purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin, and “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transactions or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to the Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold greater than 50% of the outstanding voting securities of the Company (or the surviving entity).

In addition, other than as permitted above, the undersigned agrees that, without the prior written consent of the Company, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration with the Securities and Exchange Commission (or its foreign equivalent) of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

This agreement and any claim, controversy or dispute arising under or related to this agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of laws principles thereof.